Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PROGEN’S PG11047 PHASE 1 STUDY COMPLETED

Brisbane, Australia 9 September 2009:  Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) has completed the Phase 1 monotherapy dose-escalation study for its cell proliferation product, PG11047.

The study, conducted at the University of Chicago, was aimed at assessing the maximum tolerated dose (MTD) of PG11047 as a single anti-cancer treatment for patients with advanced solid tumors.

Progen CEO Justus Homburg said the completion of the study builds on the foundation of the earlier preclinical and clinical work completed on the cancer drug candidate and paves the way for possible Phase 2 clinical development efforts. The results showed that PG11047 was well tolerated by all 46 patients, establishing an MTD of more than twice the dose used in other early-stage clinical trials of PG11047, including trials for patients with multiple myeloma and prostate cancer.

“Earlier clinical research yielded encouraging data at substantially lower dose levels than the currently determined MTD when given as a monotherapy,” Mr Homburg said.

“The recent results support the conclusion that PG11047 will have a much larger therapeutic window than previously thought.”

Progen also announced that recruitment for its PG11047 Phase 1b combination study was on schedule, with enrolment underway at 12 US sites.

The Phase 1b study builds on pre-clinical research presented at the Annual American Association for Cancer Research Conference earlier this year, which showed PG11047 provided a significant additional anti-cancer effect when combined with approved anti-cancer products, compared to the effect of the two products administered on their own.

The Phase 1b study is exploring the potential use of PG11047 in combination with other marketed anti-cancer drugs, including Taxotere®, Gemzar®, Avastin®, Tarceva®, Sutent®, cisplatin and 5-fluorouracil, and is designed to assess the agent’s maximum tolerated dose in combination with these products. Progen commenced this Phase 1b trial to eliminate the often time-consuming lead-in dose escalation stages normally associated with Phase 2 trials in which the experimental drug is used in combination.

To date a total of 131 patients have been treated on this Phase 1b study and five of the seven arms have completed enrollment. It is expected that approximately 25 additional patients will be required to enroll the remaining two arms of the study.

Data from both Phase 1 studies will be used to guide Phase 2 development.

“2010 is set to be a landmark year for Progen - we expect muparfostat (formerly PI-88) registration trials to be started by our muparfostat partner Global TransBiotech, to complete the Phase 2 muparfostat trial for metastatic melanoma, to progress PG11047 to phase 2 development and to advance our angiogenesis compound, PG545, towards Phase 1 development.

“We will also continue to progress our discovery and pre-clinical research for our epigenetics and heparanase inhibitor compounds.

“We look forward to updating our shareholders as we continue to advance our anti-cancer product portfolio,” Mr Homburg said.

ENDS

About Progen:  Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

About PG11047:  PG11047 is a polyamine analogue which modifies the production of natural polyamines. Polyamines are a class of chemical which are involved in the regulation of cell growth. They are overproduced in many cancers, and PG11047 is believed to restore polyamine production to natural levels. Despite being the focus of scientific interest for many years, PG11047’s mechanism is unique, and if successful, PG11047 could become a first-in-class oncology product.

Progen Information:

Paul Dixon, Company Secretary

Progen Pharmaceuticals Limited

T:  +61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of muparfostat (PI-88) PG11047, PG545, PG11144, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.